

August 26, 2011

Via E-mail
Mr. Richard H. Flake
Executive Vice President and Chief Financial Officer
Provident Community Bancshares, Inc.
2700 Celanese Road
Rock Hill, South Carolina 29732

>   **Re: Provident Community Bancshares, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed March 29, 2011**
>   **Form 10-Q for the quarterly period ended June 30, 2011**
>   **Filed August 12, 2011**
>   **File No. 1-5735**

Dear Mr. Flake:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Loans, page 49

1. Please revise future filings to discuss in detail, your policy for charging off uncollectible financing receivables by loan portfolio segment (e.g., are receivables charged off after a

certain number of days past due). Your disclosure should address the triggering events or other factors and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

Allowance for Loan Losses, page 50

2. We note your disclosure that the allowance for loan loss calculation includes a segmentation of loan categories by residential mortgage, commercial and consumer loans. Please revise this disclosure in future filings to be consistent with the segments as disclosed in Note 4 (page 62), which further breakdown the commercial loan portfolio into two segments: commercial and commercial real estate.

3. As a related matter, we note it appears you further break your commercial loan segment into two classes. However, the description and quantification of these classes is not consistent throughout your disclosure in Note 4 to the consolidated financial statements. More specifically, we note that your disclosure uses four class descriptions throughout Note 4 (i.e., Commercial – other; Commercial - non-real estate; Commercial – construction; and Commercial – lines of credit). Please revise future filings specifically identify the two classes and ensure that this disclosure is consistent from both a qualitative and quantitative perspective.

Note 2. Investments and Mortgage-backed Securities, page 56

4. We note your disclosures and other-than-temporary impairment losses relating to your trust preferred securities. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50-6. Therefore, for each individual and pooled trust preferred security, please enhance your disclosure in future filings to include a tabular presentation including the following: single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

5. We note your disclosure that your default model to measure credit loss on other than temporarily impaired CDO's (Pooled Trust Preferred Securities) assumed three times the historical default rate for all CDO. Please address the following:

- Refer to the guidance in ASC 320-10-35-33 f through 3i and tell us in detail how you developed your estimate of future deferrals and defaults.

- Tell us how you considered the specific credit characteristics of the collateral underlying *each* individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals/defaults for *each* security owned.

- If you did not consider the specific credit characteristics of the collateral underlying *each* individual security in developing your estimate of future deferrals and defaults, please revise your credit loss measurement methodology starting with your next assessment to analyze the specific credit characteristics of the collateral underlying each individual security to estimate future deferrals and defaults. Also, tell us how your measurement of credit loss would have changed if you used your revised methodology as of the most recent assessment and provide us a materiality analysis regarding this change.

6. As a related matter, we note that your methodology assumed a 0% prepayment rate. Based on the terms of your securities, please tell us how prepayments can occur (e.g., call dates, auction dates, etc), why you believe 0% is a reasonable assumption, and provide us a sensitivity analysis of the change in credit loss at June 30, 2011 if you used a 1% prepayment assumption.

Note 4 – Loans, Net, page 59

7. We note your disclosure surrounding impaired loans and the related allowance for credit losses beginning on page 60. The table at the top of page 60 states there were $6.3 million of loans receivable with a specific allowance for credit losses of $1.8 million and $12.5 million of other impaired loans with no allowance recorded at December 31, 2010 and $1.8 million of loans receivable with a specific allowance for credit losses of $675 thousand and $19.0 million of other impaired loans with no allowance recorded at December 31, 2009. The table at the bottom of page 60 states there were $9.0 million of loans receivable with a related allowance of $6.9 million and $9.8 million of loans receivable with no related allowance at December 31, 2010 and $12.8 million of loans receivable with a related allowance of $6.4 million and $8.0 million of loans receivable with no related allowance at December 31, 2009. Please tell us why the recorded investment in impaired loans with a related allowance, the related specific allowance and the recorded investment in impaired loans without an allowance recorded do not reconcile between these two tables. If you determine that this presentation should be revised, please provide us with your proposed revised disclosure to be included in future filings.

8. We note that the related allowance of $6.4 million associated with impaired loans at December 31, 2009 as disclosed on page 61 exceeds the total allowance for loan losses of

$5.6 million at this same period end as disclosed on page 62 and elsewhere throughout your financial statements. Please explain and revise future filings as necessary.

9. As a related matter, please explain the difference between the "specific allowance for credit losses" associated with impaired loans as disclosed at the top of page 60 and the "related allowance" associated with impaired loans as disclosed in the table to follow.

10. Please revise future filings disclosure surrounding your impaired loans to include the related amount of interest income recognized, including the amount recognized on a cash-basis and the amount recognized that represents the change in present value attributable to the passage of time. Refer to ASC 310-10-50-15(c) and 19.

11. Please revise future filing disclosure surrounding your credit quality indicators to include the following:

    • A description of the credit quality indicator in accordance with ASC 310-10-50-29(a);

    • Explicit disclosure of the date or range of dates for which your loan risk rankings were updated in accordance with ASC 310-10-50-29(c); and

    • If using internal risk ratings, qualitative information on how they relate to the likelihood of loss in accordance with ASC 310-10-50-30.

Note 13 – Fair Value of Financial Instruments
Loans, page 72

12. We note your disclosure that when the fair value of the collateral is based on an observable market price or a current appraised value, the Corporation records the impaired loan as nonrecurring Level 2. We also note that all such loans are recorded as Level 2. Please revise future filings to further define "current" appraised value (e.g., less than 6 months, less than 1 year, etc) and to quantify the amount of impaired loans valued using these appraisals at each period end presented.

Form 10-Q for the quarterly period ended June 30, 2011
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 – Loans, page 9

13. We note your disclosure surrounding impaired loans and the related specific allowance for credit losses beginning on page 9. The table at the top of page 9 states there were $5.1 million of loans receivable with a specific allowance and $13.8 million of other impaired loans with no specific allowance at June 30, 2011 and $6.3 million of loans receivable with a specific allowance and $12.5 million of other impaired loans with no specific allowance at

December 31, 2010. The table at the bottom of page 9 states there were $7.6 million of loans receivable with a specific allowance and $11.3 million of loans receivable with no specific allowance at June 30, 2011 and $8.0 million of loans receivable with a specific allowance and $10.8 million of loans receivable with no specific allowance at December 31, 2009. Please tell us why the recorded investment in impaired loans with a specific allowance and the recorded investment in impaired loans without a specific allowance recorded do not reconcile between these two tables. If you determine that this presentation should be revised, please provide us with your proposed revised disclosure to be included in future filings.

14. As a related matter, please explain the difference between the "related allowance" associated with impaired loans and the "specific allowance" associated with impaired loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant